                              [CANWEST GLOBAL LOGO]


                                  NEWS RELEASE


For Immediate Release
December 2, 2004


            CanWest Receives $26 million From Hollinger International

              Payment associated with purchase of the National Post

WINNIPEG - CanWest Global Communications Corp. announced today that its wholly-owned subsidiary, The National Post Company, has received payment of $26.4 million (Cdn.) from Hollinger International Inc. as partial settlement of its claims associated with the purchase of the National Post.

CanWest had previously initiated an action in the Ontario Superior Court in December 2003 on account of agreements entered into when CanWest acquired the remaining 50% of the National Post from Hollinger International in April 2002. It obtained summary judgment in August 2004 for a portion of its claim. The payment represents satisfaction in full of the amount of the summary judgment, plus interests and costs. Certain other claims remain subject to litigation.

CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.SV and CGS.NV, www.CanWestglobal.com), is an international media company. CanWest is Canada's largest media company. In addition to owning the Global Television Network, CanWest is Canada's largest publisher of daily newspapers, and also owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, Web sites and radio networks in Canada, New Zealand, Australia and Ireland.

                                      -30-


For more information contact:

Geoffrey Elliot
Vice President, Corporate Affairs
(204) 956-2025
(204) 947-9841 (fax)
gelliot@canwest.com